FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in these press releases that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, September 4, 2003

Press release

SUEZ agrees sale of Nalco for USD 4.350 billion

SUEZ concluded the sale of Nalco, its subsidiary specializing in chemical water treatment and industrial process water1, to a consortium composed of the Blackstone Group, Apollo Management L.P., and Goldman Sachs Capital Partners. The transaction values Nalco at USD 4.350 billion2.

The sale of Nalco is a strategic decision, in line with the objectives of the SUEZ 2003-2004 action plan announced January 9 of this year, namely, to improve profitability and strengthen the Group’s financial structure.

This decision also reflects the new economic environment, the Group’s more stringent financial criteria, and Nalco’s development potential.

In addition, the sale of Nalco will reduce the Group’s debt by approximately USD 3.8 billion.

Therefore, already in 2003, the Group has achieved one of the principal goals of the Action Plan, namely, to reduce its net debt (which stood at EUR 28 billion at June 30, 2002) by one-third. Total disposals carried out since February 2003 will have contributed EUR 10 billion to reducing SUEZ debt.3

The Nalco transaction, slightly accretive, boosts the Group’s profitability by improving its return on capital employed (ROCE) in its global businesses: 9.1% ROCE for global businesses in 2002, excluding Nalco, to be compared with 8.6% ROCE for global businesses in 2002, including Nalco. Furthermore, the Nalco sale improves SUEZ’s major financial ratios (debt-to-equity, EBITDA on net financial expenses, cash flow-to-debt), and reduces goodwill and intangible assets on SUEZ’s balance sheet by more than one third.

[1]	This sale, which is subject to some usual conditions especially the agreement by the anti-trust American, Canadian and European authorities, should occur by the end of 2003. The financing of this operation is fully underwritten.
[2]	i.e. USD 4.2 billion plus the assumption of certain leases.
[3]	Since the beginning of the year, SUEZ has disposed of non-strategic equity investments in AXA, Total, Vinci, SES, as well as the bulk of its investment in Fortis, its stake in Cespa, along with 75% of Northumbrian Water Group whose capital requirements no longer corresponded to Group objectives.

Nalco’s sale was arranged through a competitive private bidding process over a period of several months. Nalco’s valuation took into account operating performance improvements, cost reductions of the past several years, as well as a potential rebound in U.S. industrial activity.

The transaction price implies an EBITDA multiple of approximately 8.1 times on the basis of the last 12 months EBITDA under US GAAP, to be compared with an EBITDA multiple of 10 at the time of the acquisition.

This unfavorable financial market trend is not totally offset by the continuous progress of Nalco performances. Thus, the Group will record an exceptional charge of EUR 700 million for the first half results of 2003 following the sale of Nalco.

With the disposal of Nalco, the Group continues to implement its action plan, while confirming its business strategy focused on two businesses (energy, environment), from a solid base in Europe and with strong positions in the rest of the world (including North America, Brazil and China), pursuing a profitable and sustainable growth.

On this transaction SUEZ was advised by UBS and Rohatyn Associates. HSBC issued a fairness opinion on Ondeo Nalco’s valuation and the sale procedure.

In 2003, Nalco generated 5.9% of Group revenues (less than 15% of the Group’s industrial customer revenues), approximately 27% of Group revenues derived from North American operations, accounted for 6.5% of Group EBITDA, 6.8% of Group NCR, and 13.6% of the Group’s capital employed. Ondeo Nalco has a work force of 10,000 employees.

SUEZ, a worldwide industrial and services Group, provides companies, municipalities, and individuals innovative solutions in Energy – electricity and gas – and the Environment – water and waste services.

In 2002, SUEZ generated revenues of EUR 40.218 billion (excluding energy trading). SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:		Financial analyst contact:
Anne Liontas:	(331)4006 6654	Arnaud Erbin:	(331) 4006 6489
Catherine Guillon:	(331)4006 6715	Bertrand Haas:	(331) 4006 6609
Antoine Lenoir:	(331)4006 6650	Eleonore de Larboust:	(331) 4006 1753

For Belgium:	00 322 507 02 77
Guy Dellicour:

This release is also available on the Internet: http://www.suez.com

Appendix

Revenue contribution by business activity

(basis 1st semester 2003)

Revenue breakdown by geographic zone

(basis 1st semester 2003)

SUEZ generates more than 50 % of its revenues with industrial customers.

At Group level, Nalco represents 5,9 % of the total revenues and less than 15 % of revenues derived from industrial customers.

Paris, September 4, 2003

PRESS RELEASE

First semester 2003 affected by Action Plan

Objective of one-third debt reduction achieved

•	SUEZ sharpens its strategy and redefines the Group’s scope:

-	Nalco sale

-	Decision to dispose of all the communication assets

•	Objective of one-third debt reduction achieved

•	Organic increase of operating results of Group businesses

•	Significant exceptional charges due to the Action Plan progress

The objectives of the SUEZ 2003-2004 Action Plan, announced January 9, 2003, are to improve profitability and strengthen the Group’s financial structure. The plan’s first milestones were delivered despite the persistence of difficult economic conditions. The plan favors Group concentration on its key businesses that have prospects of steady organic growth and increased profitability, as testified by the Group first semester operating results. The Group’s business strategy is further sharpened and its scope clearly identified by the decision to withdraw completely from the communications sector and from chemical water and industrial process water treatment (Nalco). The sale of Nalco to the Blackstone Group, Apollo Management L.P., and Goldman Sachs Capital Partners concluded September 3, 2003, also enabled the Group to achieve its objective to reduce debt by one-third in the Action Plan’s first year.

1. Action plan achievements

Reduction of net debt by more than a third

Asset disposals carried out during the first half included the Northumbrian Group (sale of 75% ownership), and non-strategic equity holdings in Fortis, AXA, Total, Vinci...

With Nalco disposal, the Group achieved its debt reduction objective defined in its Action Plan issued January 9, 2003. Since the beginning of the year, all asset sales together contributed close to EUR 10 billion toward the reduction of SUEZ debt. At June 30, 2003, net debt was thus reduced to EUR 20.3 billion before the sale of Nalco and that of Cespa (compared to EUR 28 billion at June 30, 2002). After these disposals, the SUEZ net debt position will be reduced to EUR 16.5 billion.

Strengthened balance sheet

At June 30, 2003, i.e. before the Nalco sale, the Group’s liquidity was bolstered and amounted to EUR 18 billion covering repayment of the Group’s debt through the end of 2005. This was accomplished notably due to the following measures taken during the first half:

-	a EUR 2.5 billion, 5-year syndicated credit facility serving to consolidate and extend average maturities of Group confirmed undrawn credit lines.

-	the placement of a EUR 3 billion bond issue. The issue was well received, particularly the 20-year tranche, extending the average maturity of SUEZ debt while diversifying its funding sources.

-	the strengthening of SUEZ balance sheet by disposing of EUR 6 billion in assets during the first six month period. With the sales of Nalco and Cespa, this figure has increased to EUR 10 billion since January 1, 2003.

Cost reductions surpass targeted amount

SUEZ implemented “Optimax” aiming to reduce the operating costs, streamline its organizational structure, and improve efficiency of capital employed. The Group’s operating profitability will benefit from EUR 575 million in cost savings in 2003 (EUR 650 million on a full year basis). Measured at the operating income level, this figure exceeds the initial January 2003 estimate (EUR 500 million on a full year basis).

Stringent investment selection criteria

During the first half, investments came to EUR 2 billion and for the year are expected to reach EUR 4.5 billion, including certain amounts already committed at the time of the plan’s implementation. This figure may be compared with the EUR 6.7 billion invested in 2002 and with the average annual investment objective of EUR 4 billion per year for the 2003-2005 period. Priority is given to organic growth, to developments that require lower capital intensity, and full self-financing of all investments by each business line.

Reduced risk exposure

Measures have been taken to refocus the Group on its activities and markets which offer the greatest certainty, which are the most profitable and longest-lasting. The returns are tangible, particularly with reduced Group exposure to exchange risk in emerging countries.

Streamlining and integration of corporate structures

All the measures announced were introduced and implemented during the first six months of 2003. The most recent of these is the merger of Société Générale de Belgique and Tractebel, approved by the Boards of Directors of the two companies on September 2, 2003.

2. Action Plan: growth of operating results

Excluding foreign exchange fluctuations and changes in Group structure, despite a persistent slowdown, businesses’ operating performances improved during the first half of 2003 compared with the same period the previous year.

This is reflected in EBITDA and in current cash flow for the Group’s two businesses (energy and environment), which confirm their organic growth potential of rates between 4 and 7% per year, depending upon the business environment.

EBITDA

EBITDA of Group businesses amounted to EUR 3,415 million and experienced an organic growth increase of 5%, for the Group’s two businesses (energy and environment).

EBITDA for Energy reached EUR 2,218 million and recorded a 5% organic growth under the impact, among others, of a very favorable winter, electricity activity outside Belgium, the startup of new power stations, natural gas distribution, and LNG activity.

EBITDA from Environment was EUR 1,197 million, representing a 5% organic growth (+5.9% excluding Nalco) thanks mainly to municipal water and waste services in Europe, and especially in France.

Total EBITDA (EUR 3.5 billion) was affected by exchange rate fluctuations (U.S. dollar, Brazilian real) and changes in Group structure (Northumbrian Water Group, Fortis) which were tied to the Action Plan. Total operating income grew by 0.6% on a constant exchange rate and Group structure basis (-15.5% on an gross basis).

Excluding exchange rate fluctuations and changes in Group structure, the cost savings realized largely offset specific elements such as the persistent economic slump, the rate reductions imposed in Belgium starting in July 2002 and the non-recurring effects of Brazil energy rationing last year.

Cash flow

At the end of the first six months of 2003, the Group had generated EUR 2.3 billion in total cash flow, outpacing investments (EUR 2 billion) thanks to stringent investment selection criteria.

3. Accelerated Action Plan pace – strategic aspects

SUEZ has decided to increase the pace of its Action Plan and made two voluntary decisions allowing to, on the one hand, sharpen its strategy and redefine the Group’s scope, and enable it to surpass its debt reduction objective on the other hand.

Sale of Nalco (also see the attached release)

SUEZ has just concluded the sale of Nalco, its subsidiary specialized in chemical water treatment and industrial process water. The transaction values Nalco at USD 4.350 billion.

Nalco represented approximately one fourth of Group revenues derived from North American operations

The sale of Nalco is a choice that sharpens SUEZ’s business strategy, takes into account the new economic environment, the Group’s more stringent financial criteria, and Nalco’s development potential. In addition, this decision accelerates the Group’s net debt reduction by approximately EUR 3.4 billion.

Sale of communications sector assets

In conjunction with its strategy of concentrating on the Energy and Environment businesses, SUEZ has decided to sell all its communications sector assets. This disposal will take place at a pace chosen by SUEZ.

The Action Plan will be continued and expanded by the sale of these activities, but also by improved operational profitability, thanks to a build-up of the “Optimax” program whose effects will increase more during the second half of 2003, and for which new, more ambitious objectives will be established in conjunction with the 2004 budget process.

4. Action plan impact on exceptional items

The exceptional income for the first-half reflects the consequences of measures taken to implement and increase the pace of the Action Plan. The plan thus had its cost in 2003. The benefits of these measures will be recurrent and progressive offering SUEZ new prospects for a turnaround.

The exceptional loss for first-half 2003 was EUR 2 billion.

This figure is affected (Group share impact) by elements whose counterpart contribute to the ongoing improvement in the Group’s business profile:

-	The cost of “Optimax” (cost reduction) measures identified to date has a negative impact of around EUR 76 million for the first half;

-	The sale of non-consolidated equity investments (Axa, Total, Fortis) resulted in a net capital loss of approximately EUR 95 million.

-	SUEZ recorded an exceptional charge of EUR 360 million for the capital loss experienced on the sale of 75% of the Northumbrian Group. This operation contributed to improving the Group’s return on capital employed, reducing its capital intensity and improving its free cash flow position.

-	Due mainly to the unfavorable trend in the financial markets, the sale of Ondeo Nalco led the Group to absorb an exceptional charge of EUR 700 million. Nevertheless, this transaction, which is slightly accretive, improves its return on capital employed. Concurrently, the evolution of USD and EUR parity contributed to a correlative reduction of the Group debt in USD used to finance the American investments, particularly Nalco acquisition. As an example, for the first semester, Group-s debt net recorded a EUR 720 million decrease due to the USD decrease.

-	SUEZ’s decision to dispose of its communications sector assets has led it to mark the value of these assets to market and consequently to record a EUR 700 million provision allowance for potential losses (mainly for Noos). In the meantime, the potential capital gain on its investment in M6 is EUR 800 million. The sale of Coditel-Codenet (Belgian cable assets) is now well underway and is expected to be concluded by the end of the year.

The Group’s net loss for the year came to EUR 1.6 billion, due principally to capital losses realized in connection with the Action Plan and to the decision to dispose of the Group’s communications sector assets.

6. Outlook

2003 should be viewed as a year of consolidation characterized by its businesses’ good operating performance in a continuing, difficult economic climate and, as announced in Action Plan, with results impacted by exceptional charges tied to the implementation of that plan.

For 2003 as a whole, taking into account cost reduction measures already applied, EBITDA from organic sources is expected to improve over 2002, on a constant exchange rate and Group structure basis.

Return on capital employed, the strength of the balance sheet, and liquidity generation are all expected to improve.

All together, the assets sold by SUEZ in connection with the Action Plan represent approximatively 10% of Group revenues. In other words, debt reduction was realized while preserving more than 90% of the businesses’ revenues, without affecting SUEZ’s strategic activity. Furthermore, Nalco sale which represented 27% of Group revenues derived from North American operations, still leaves us with three quarters of the Group’s activities in the United States, where United Water serves 10 million clients and Tractebel North America is an electricity producer and the first LNG importer to the United States

Gérard Mestrallet, Chairman and CEO of SUEZ commented:

“SUEZ is continuing to implement its Action Plan. With the sale of our chemical water treatment and industrial process water activity, and with the decision to dispose of our communications sector assets, we have sharpened our business strategy, redefined the Group on the foundation of 90% of our revenues. We have already achieved our objective to reduce debt by one third. We are encouraging our businesses’ organic growth, and aiming to improve their performance and profitability. Our business strategy is based solely on energy and the environment, from a solid European footing, and strong positions in the rest of the world (including North America, Brazil and China).”

SUEZ, a worldwide industrial and services Group, provides companies, municipalities, and individuals innovative solutions in Energy – electricity and gas – and the Environment – water and waste services. In 2002, SUEZ generated revenues of EUR 40.218 billion (excluding energy trading). The Group is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives, such as debt reimbursement maturities, operational profitability resulting in cost reductions level of investments and the impact of the Action Plan and the results. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:		Financial analyst contact:
Anne Liontas:	(331)4006 6654	Arnaud Erbin:	(331)4006 6489
Catherine Guillon:	(331)4006 6715	Bertrand Haas:	(331)4006 6609
Antoine Lenoir:	(331)4006 6650	Eleonore de Larboust:	(331)4006 1753

For Belgium:
Guy Dellicour:	00 322 507 02 77

This release is also available on the Internet: http://www.suez.com

Simplified Balance Sheet at 30/06/03

In € M

ASSETS	12/2002	06/2003	LIABILITIES	12/2002	06/2003
			Equity, group share	10,578	7,544
Fixed assets	56,990	47,826	Minority interests	5,191	4,846
			Total equity	15,768	12,391
Current assets	18,622	18,205	Spec. accts Concessions	4,849	4,884
			Provisions	10,208	10,754
			Financial liabilities	34,545	31,524
Cash* and cash equivalents	8,539	11,222	Other liabilities	18,781	17,700
TOTAL ASSETS	84,151	77,253	TOTAL LIABILITIES	84,151	77,253

*	Before collection of proceeds from Nalco and Cespa sales

Income statement

In € M

	1st half 2002 published (*)	1st half 2003	1st half 2003/2002 (*)
Revenues	19,827	20,684	+4.3%
Operating income before amortization, depreciation & provisions	3,816	3,286	- 13.9%
Amort., depreciation & provisions	(1,558)	(1,496)	- 4.0%
Financial income (loss)	(527)	(473)	+10.1%
Current income for consolidated companies	1,731	1,317	- 23.9%
Exceptional income	(209)	(2,016)	ns
Taxes	(506)	(361)	- 28.7%
Equity affiliates	(16)	84	ns
Minority interest	627	481	- 23.2%
Amortization of Goodwill, group share	(193)	(169)	- 12.5%
Net income, group share	164	(1,642)	ns

(*)	except net restated sales revenues from trading

Statement of source and application of funds

In € M
	1st half 2002	1st half 2003
Cash flow*	2,968	2,287
Change in working capital requirements	(288)	130
Cash flow from operating activities	2,680	2,417
Tangible and intangible investments	(1,954)	(1,352)
Financial investments**	(3,229)	(653)
Disposals and other**	2,310	3,390
Cash flow from investment activities	(2,873)	1,385
Dividends paid	(1,580)	(1,543)
Balance of reimbursement of debt / new debt	963	(738)
Other flows	113	14
Cash flow from financial activities	(504)	(2,267)
Impact of currency, consolidation and other	(46)	(110)
Cash and cash equivalents at beginning of period	4,886	7,875
Total flows for the period	(743)	1,425
Cash and cash equivalents at end of period***	4,143	9,300

*	Incl. change in marketable securities >3 months
**	Incl. in 2002, 1.6Bn of active management of listed investment with no impact on net investment
***	2003: cash (€ 5,593M) + marketable securities < 3 months (€ 3,707M)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : September 4, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary